Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF OCTOBER 27, 2016

DATE, TIME AND PLACE: On October 27, 2016 at 12 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM: The totality of the elected members.

RESOLUTIONS ADOPTED UNANIMOUSLY:

In the exercise of its responsibilities under the Bylaws, the Board of Directors examined and approved the amendments to the Internal Charter of the Related Parties Committee and the Compensation Committee Internal Charter for establishing a discipline with respect to the minimum participation required in the meetings of the committees. The aforementioned documents will now come into effect to read as provided in Attachments I and II of these minutes.

The Board of Directors also approved the amendment to the Policy Regarding the Disclosure of Material Information, the Policy for Trading Itaú Unibanco Holding S.A. Securities and the Operating Rules for the Trading of Own Shares as Treasury Stock, as set forth in the terms proposed by the Disclosure and Trading Committee. These documents will now come into effect to read as provided in Attachments III, IV and V and shall be filed at the registered offices of the Company.

CONCLUSION: With the work of the meeting concluded, these minutes having been drafted, read and approved by all, were signed. São Paulo (SP), October 27, 2016. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

MARCELO KOPEL

Investor Relations Officer

ATTACHMENT I

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

INTERNAL CHARTER OF THE RELATED PARTIES COMMITTEE

1.	CHARTER – The functioning of the Related Parties Committee (“Committee”) of Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”), as well as the presentation of opinions and the making of representations of the Committee to the management organs and the General Stockholders’ Meeting shall be regulated by this Internal Charter (“Charter”).

2.	COMPOSITION – The Committee reports to the Board of Directors of the Company (“Board of Directors”) and shall be made up of 3 (three) members elected annually by the Board of Directors from among its members deemed as independent.

2.1.	The Chairman shall be nominated by the Board of Directors from among the Directors, who are elected members of the Committee.

2.2.	The function of a member of the Committee may not be delegated.

2.3.	The Board of Directors may elect or remove members at any time.

2.4.	In the event of a seat on the Committee becoming vacant due to removal, resignation, death, proven incapacity, invalidity or loss of mandate or other reasons provided in law, the Board of Directors shall nominate the substitute to complete the term of office of the member so replaced.

3.	FUNCTIONS OF THE COMMITTEE – It is incumbent on the Committee to analyze the transactions between Related Parties which have a Significant Amount, as defined in the Policy for Transactions with Related Parties (“Policy”), assuring equality and transparency in such a way as to guarantee stockholders, investors and other stakeholders that the Company employs the best practices of Corporate Governance, behooving it to:

(i)	analyze if the transactions are in accordance with Market Conditions as set forth in the terms and conditions contained in the respective Policy and aligned with the other practices used by the Company’s Management such as the guidelines in its Code of Ethics;

(ii)	in the respective analysis, verify and highlight the advantages of the transaction to the Company, as well as if it meets the requirements in the respective Policy and further if it benefits one of the parties in an improper manner;

(iii)	approve the transactions and report them on a quarterly basis to the Board of Directors;

(iv)	monitor compliance with the Policy, proposing its review to the Board of Directors, whenever necessary; and

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(v)	if deemed pertinent, engage outside consultants for assistance, ensuring the integrity and confidentiality of the work, without exempting the Committee from its responsibilities.

4.	MEETINGS – The Committee shall meet when necessary, pursuant to the rules of the Policy and upon convening by its Chairman.

4.1.	The convening of the meetings of the Committee shall be conducted through notices which shall be sent at least 48 (forty-eight) hours prior to the meeting, by letter against receipt, telex, fax, telephone or electronic mail.

4.2.	The convening of the meeting in which all members of the Committee are in attendance is waived.

4.3.	The members of the Committee shall attend, at least, 75% (seventy-five percent) of the meetings held in each term of office.

4.4.	Resolutions may be adopted at on site meetings, via conference call or video conference or in addition, through electronic mail.

4.5.	The agenda of the meeting and supporting documentation whenever possible shall be distributed to the members of the Committee prior to the meeting.

4.6.	Resolutions shall be adopted by the majority of its members.

4.6.1.	In the event of a tie due to a vacancy on the Committee (item 2.4), exceptionally it shall be incumbent on the Chairman to cast the deciding vote.

5.	DUTIES – In addition to complying with the legal duties inherent to the position, the members of the Committee shall base their conduct on the highest ethical standards as well as observe and stimulate good practices of corporate governance in the Company, rigorous confidentiality to be maintained with respect to any material information related to the Company if still not officially disclosed to the market.

5.1.	The members of the Committee are subject to the same duties as the director.

6.	CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, “ad referendum” of the Committee.

7.	AMENDMENTS – This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.

ATTACHMENT II

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

COMPENSATION COMMITTEE INTERNAL CHARTER

1. CHARTER – The functioning of the Compensation Committee (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter ("Charter").

2. COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and, at the most, ten members, elected annually by the Board of Directors, to include in its composition (i) professionals with the qualifications and experience necessary to exercise competent and independent judgment on the Company’s compensation policy, including the repercussions involving risk management and (ii) at least one member who is not a member of management.

2.1. The Chairman shall be nominated by the Board of Directors from among the Directors, who are elected members of the Committee.

2.2. The function of a member of the Committee may not be delegated.

2.3. The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Annual General Meeting. The Board of Directors may elect or remove members at any time. The term of office of the members of the Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.

2.4. In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven incapacity, invalidity or loss of office or other events provided in law, the Board of Directors shall nominate the substitute to conclude the term of office of the substituted member. The nomination of a new member shall not be necessary should the remaining number of members on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

2.5. The members of the Compensation Committee may be reelected to the position, the permanence, however, of a member on the Compensation Committee for a term of more than 10 (ten) years not being permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.

3. RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and administer discussions, within the scope of the Board of Directors, of subjects related to compensation, the Committee being responsible for the following assignments:

a. prepare the compensation policy for the Company’s management proposing to the Board of Directors the various forms of fixed and variable compensation in addition to special benefits and programs for recruitment and termination;

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b. discuss, examine and supervise the implementation and operation of existing models of compensation for the Itaú Unibanco Conglomerate, discussing general principles of compensation policy for the employees and recommending its correction and improvement to the Board of Directors;

c. supervise the implementation and operation of the compensation policy for the Company’s management;

d. review the Company’s compensation policy for management on an annual basis, recommending its correction or improvement to the Board of Directors;

e. propose to the Board of Directors the aggregate compensation for management to be submitted to the General Stockholders Meeting;

f. evaluate and approve the Chief Executive Officer’s compensation model, as well as approve the individual value of his compensation, including fixed and variable fees and benefits;

g. evaluate and approve the compensation models proposed by the Chief Executive Officer for the General Directors and the Executive Vice Presidents of the Company as well as approving the respective individual values, including the fixed and variable fees and benefits, and also analyze the compensation models, approve the individual values, including the fixed and variable fees and benefits of the other members of management of the Itaú Unibanco Conglomerate;

h. evaluate future internal and external scenarios and their possible impacts on the management compensation policy;

i. examine the management compensation policy of the Company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments;

j. ensure that the compensation policy for management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation of the Company and with the provision in National Monetary Council Resolution 3,921/2010;

l. prepare the “Compensation Committee Report” on an annual basis.

3.1. The Committee may engage outside consultants, ensuring the integrity and confidentiality of the work. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4. MEETINGS – The Committee shall meet at least 2 (two) times annually upon convening by its Chairman.

4.1. The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e-mail.

4.2. The convening notice is waived for a meeting where all members of the Committee are present.

4.3. The members of the Committee shall attend, at least, 75% (seventy-five percent) of the meetings held in each term of office.

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4.4. The meetings of the Committee may be validly installed when at least the absolute majority of members is present.

4.5. The meetings may be on-site, via conference call or video conference. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.

4.6. The Committee’s decisions shall be taken by the absolute majority of the members and, in the event of a tie, the Chairman being responsible for the casting vote.

4.7. Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.

4.8. In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Executive Board and with the Board of Directors, whenever necessary, for further developing its responsibilities.

4.8.1. The Executive Risks Control Department may request the Chairman of the Committee to hold an extraordinary joint meeting should discussion be necessary on a significant alteration in alignment of the compensation with the Company’s risk management policies.

5. DUTIES – In addition to complying with the legal duties inherent to the position, the members of the Committee shall base their conduct on the highest ethical Standards, as well as observe and stimulate good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1. The members of the Committee are subject to the same duties as a director.

6. CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be settled by the Chairman, “ad referendum” of the Committee.

7. AMENDMENTS – This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.

ATTACHMENT III

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION

SUMMARY
1.	GENERAL PRINCIPLES
1.1. Scope
1.2. Disclosure and Trading Committee

2.	MATERIAL ACT OR FACT
2.1. Definition
2.2. Examples
2.3. Concrete cases 2.4. Announcement to the market

3.	DUTIES AND RESPONSIBILITIES REGARDING THE DISCLOSURE OF A MATERIAL ACT OR FACT
3.1. Duties and responsibilities of the Investor Relations Officer
3.2. Bound persons
3.3. Duties and responsibilities of Bound Persons
3.4. Duty of confidentiality (sub-item 6.2)
3.5. Results forecasts and market expectations

4.	PROCEDURES FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT
A) Procedure for preparation
4.1. Participants
4.2. Standard for disclosure document
B) Procedures for disclosure
4.3. Recipients of the disclosure and responsible bodies
4.4. Simultaneous disclosure
4.5. Timing of disclosure
4.6. Suspension of trading
4.7. Case for non-disclosure of a material act or fact
4.7.1. Immediate disclosure
4.8. Rumors
4.9. Means and form of disclosure
4.10. Persons authorized to comment on the content of a material act or fact

5.	DISCLOSURE OF INFORMATION REGARDING QUARTERLY, SEMI-ANNUAL OR ANNUAL RESULTS
5.1. Information regarding results
5.2. Preliminary information or advance disclosure

6.	MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION RELATING TO A MATERIAL ACT OR FACT
6.1. Purpose
6.2. Duty of confidentiality

7.	ADHERENCE TO THE POLICY
7.1 Means of adherence and authority in charge

8.	CONTROLLED COMPANIES
8.1. Policy regarding the Disclosure of material acts or facts by publicly listed companies controlled by the company.

9.	POLICY VIOLATIONS
9.1. Sanctions
9.2. Reporting of violations

1.	GENERAL PRINCIPLES

Scope

1.1. This Policy Regarding the Disclosure of Material Acts or Facts (“POLICY”) establishes the guidelines and procedures to be complied with regarding the disclosure of material acts or facts and the observance of confidentiality regarding such information prior to its disclosure, in accordance with CVM Instruction 358, dated January 3 2002, with the objective of ensuring the disclosure to the competent authorities and to the market in general of complete and timely information regarding any material acts and facts relating to the company, as defined in sub-item 2.1., guaranteeing equity and transparency in such information to all interested parties, free of any privilege for some to the detriment of others.

Disclosure and Trading Committee

1.2. In connection with this POLICY, it will be the responsibility of the Disclosure and Trading Committee, constituted as provided for in the company’s Securities Trading Policy:

a)	to advise the Investor Relations Officer;
b)	to review it, recommending applicable amendments to the Board of Directors;
c)	to decide on any questions regarding the interpretation of its wording;
d)	to take all necessary measures for the disclosure and circulation thereof, including to members of the company’s staff;
e)	to undertake analysis of the content of any materials provided for meetings with investors and analysts (road shows), conference calls and public presentations containing information about the company;
f)	to assist the Investor Relations Officer in the investigation of and decision associated with cases of violation, bringing breaches before the Integrity and Ethics Committee and the Board of Directors, as applicable;
g)	to analyze the content of the responses to official enquiries from regulatory; and
h)	to propose solutions to the Investor Relations Officer in connection with cases of omission or exceptions.

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2.	MATERIAL ACT OR FACT

Definition

2.1. The term material will be applied to any decision of a controlling shareholder, any resolution taken by a general shareholders’ meeting or by any area of company management, or any other act or fact of a management policy, technical, business or economic-financial nature occurring in or related to the company’s business (“Material Information”), which may materially interfere with:

2.1.1.  the price of securities issued by the company or indexed to the same;

2.1.2.  the decision of investors to buy, sell or hold such securities; or

2.1.3.  the decision of investors to exercise any of their rights as holders of securities issued by the company or indexed to the same.

Examples

2.2.  The following are examples of material acts or facts, to the extent that they can result in any of the above-mentioned effects:

2.2.1.  the celebration of any agreement or contract for altering the shareholding control of the company, even if the efficacy of such agreement or contract is conditional;

2.2.2.  any change in the control of the company, including by means of the signing of, amendment to or termination of a shareholders’ agreement;

2.2.3.  the signing of, amendment to or termination of a shareholders’ agreement to which the company is a party, directly or indirectly, or which has been recorded in the company registers;

2.2.4.  the entry or withdrawal of a shareholder that is party to an operational, financial, technological or administrative contract or arrangement with the company;

2.2.5.  authorization for the trading of the company’s securities in any market, domestic or foreign;

2.2.6.  a decision to de-list the company;

2.2.7.  an incorporation, merger or spin-off involving the company or any affiliated company(ies);

2.2.8.  a change in the composition of the company’s net worth;

2.2.9.  the acquisition or divestment of a material investment;

2.2.10.  the reorganization or winding-up of the company;

2.2.11.  a change in the accounting principles adopted by the company;

2.2.12.  a debt renegotiation;

2.2.13.  the approval of a stock option plan;

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2.2.14.  a change in the rights and privileges of the securities issued by the company;

2.2.15.  stock split or reverse stock split or the payment of stock dividends;

2.2.16.  the acquisition of company shares to be held as treasury stock, or the cancellation or sale of shares thus acquired;

2.2.17.  the company’s profits or losses, and the cash distribution of earnings;

2.2.18.  the signing or termination of a contract or the failure to sign the same, when expectations of the execution thereof are public knowledge;

2.2.19.  the approval of, change in or cancellation of a project, or delays in the implementation of the same;

2.2.20.  the initiation, resumption or suspension of the sale of a product or provision of a service;

2.2.21.  the discovery of, change in or development of a technology or company resources;

2.2.22.  changes in the forecasts previously disclosed by the company; and

2.2.23.  application for or granting of extra-judicial intervention, a filing for bankruptcy or the filing of a legal suit capable of affecting the company’s economic and financial situation.

Concrete cases

2.3. In addition to the examples described above, it is the duty of the management and the executive officers involved, of the Investor Relations Officer and if necessary, the company’s Disclosure and Trading Committee, to analyze concrete situations that may arise in the course of their operations, always taking into consideration their materiality, palpability or strategic importance in order to verify if these situations represent material acts or facts or otherwise.

Announcement to the market

2.4. Should the company deem it necessary to disclose information with characteristics other than those described in sub-item 2.1, such disclosure may be made by means of an announcement to the market. Among others, examples of an announcement to the market are:

2.4.1. clarifications to requests for information from the Brazilian Securities and Exchange Commission - CVM and/or BM&FBOVESPA;

2.4.2. disclosure of an acquisition or sale of a material shareholding participation pursuant to CVM Instruction 358/02;

2.4.3. public presentations to analysts and market agents;

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2.4.4. conference call on the company’s quarterly results;

2.4.5. monthly disclosure of trading in company shares for treasury within the scope of the company’s Buy-Back Program; and

2.4.6. information which the Investor Relations Officer deems necessary or useful to disclose to the market despite not being required by the regulations.

3.	DUTIES AND RESPONSIBILITIES REGARDING THE DISCLOSURE OF A MATERIAL ACT OR FACT

Duties and responsibilities of the Investor Relations Officer

3.1.    It is the duty of the Investor Relations Officer to:

3.1.1.  disclose and communicate to the markets and to the appropriate authorities (sub-item 4.3., “a”) any material act or fact occurring in or related to the company’s business;

3.1.2.  ensure the widespread and immediate disclosure of any material act or fact;

3.1.3.  disclose the material act or fact simultaneously in all markets where the company’s securities are traded;

3.1.4.  to provide the appropriate authorities, when requested, with any additional information in connection with the material act or fact disclosed; and

3.1.5.  in the event of situations as in the preceding sub-item or in the occurrence of an atypical oscillation in the quotation, price or quantity negotiated of securities issued by the company or those indexed to the said securities, to question the persons that have access to material acts and facts with the purpose of investigating if they are aware of information that should be disclosed to the market.

Bound persons

3.2.   The following persons shall be deemed Bound Persons and subject to the POLICY:

a)	direct or indirect controlling shareholders with exclusive or shared control, officers, members of the Board of Directors, members of the Fiscal Council and of any bodies with technical or advisory functions entrusted to them by the company’s bylaws;

b)	members of the statutory authorities of companies where the company is the sole controlling shareholder;

c)	whosoever, by virtue of their job, function or position in the company, its controlling companies, its controlled companies, or its affiliates, may possess knowledge concerning Material Information;

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d)	the spouse or companion and any other dependent included in the annual income tax declarations of the persons listed in letters “a” and “b”, including during the 6 (six) month period counting from their date of withdrawal;

e)	persons listed in letters “a”, “b”, “c” of the present sub-item who withdraw from the company or from companies in which the company is the sole controlling shareholder, for a period of six (6) months from the date of such withdrawal; and

f)	all persons that have a commercial, professional or confidential relationship with the company, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system.

3.2.1. The following also have the same status as Bound Persons:

a)	managers of portfolios, investment funds, companies or other institutions or entities of which Bound Persons may be the sole quotaholders or shareholders or whose business decisions such Persons may be able to influence;

b)	any corporate entity directly or indirectly controlled by Bound Persons; and

c)	any person that may have had access to information regarding any material act or fact, whether or not through any of the Bound Persons.

Duties and responsibilities of Bound Persons

3.3.    The bound persons referred to in letter “(a)” and “(b)” of sub-item 3.2, and only they, shall:

3.3.1.  report to the Investor Relations Officer or, in his/ her absence, to the company CEO, any material act or fact which may come to their knowledge; and

3.3.2.  report to the CVM, after having heard the Disclosure and Trading Committee, any material act or fact of which they have knowledge, in the event that the Investor Relations Officer fails to comply with his or her duty to disclose.

Duty of confidentiality (sub-item 6.2)

3.4.    Bound Persons shall keep confidential any information relating to a material act or fact until the disclosure of the same to the market, in accordance with sub-item 6.2., as well as to take measures to ensure that their subordinates and third parties in their confidence do so as well, standing jointly and severally responsible with them in the event of non-compliance.

3.4.1.    Any Bound Person that, inadvertently, communicates a material act or fact to an unrelated party prior to the disclosure of the same to the market, shall report immediately the unauthorized communication to the Investor Relations Director, in order that he/she may take the appropriate measures.

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Projection of results

3.5.    The Company will disclose the projections, on an annual basis, of value drivers on the Reference Form, conference calls on results and the Management Discussion and Analysis Report (MD&A). The schedule for the disclosure of the projections will be determined based on management expectations.

3.5.1.  Any changes in the projections will be disclosed as material act or fact and updated in the Company’s Reference Form;

3.5.2.  The Company will disclose the projections on the Investor Relations website (www.itau.com.br/relacoes-com-investidores), to CVM and to BMF&BOVESPA.

3.5.3.The Financial Area may review the contents of analysts’ reports, so as to avoid the circulation of data or information that is already publicly known to be incorrect or inaccurate

4.	PROCEDURES FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT AND AN ANNOUNCEMENT TO THE MARKET

A) Procedures for preparation

Participants

4.1.    The document disclosing the material act or fact or announcement to the market shall be prepared by the Investor Relations Area in cooperation with the Corporate Legal Area, and with the areas involved in the operations originating the said disclosure. The document shall be duly reviewed by the General Director, by the Vice President or by the Officer for the area involved and by an Officer from the Legal Area and approved by the Investor Relations Officer. Every material act or fact should be sent for examination by the Disclosure and Trading Committee.

Standard for disclosure document

4.2.    The document disclosing the material act or fact or announcement to the market should be clear and precise and use language easily understandable by the investor public.

B) Procedures for Disclosure

Recipients of the disclosure and responsible bodies

4.3.    The department in charge of corporate affairs will disclose, under the supervision of the Investor Relations Officer, the material act or fact, with priority and simultaneously:

a)       to the CVM, to BMF&BOVESPA, to the SEC (U.S. Securities and Exchange Commission), to the NYSE (New York Stock Exchange), to the BCBA (Bolsa de Comercio de Buenos Aires) and, as the case may be, to any other stock exchanges and over-the-counter markets; and

b)       to the market in general, as explained in sub-item 4.9.

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4.3.1. Subsequent to this disclosure, the person designated by the Investor Relations Officer may disclose the material act or fact to the market by means of e-mail and by posting it on the Investor Relations website, at which time the Press Office can also disclose it. The Press Office is the area responsible for maintaining contact with the media in general and talking with journalists.

Simultaneous disclosure

4.4.    Any material act or fact reported by any means of communication or in meetings with industry associations, investors, analysts or any other specific audience, in Brazil or abroad, should be simultaneously disclosed to the market(s) where the company’s securities have been authorized to trade (sub-item 3.1.3).

Timing of disclosure

4.5.  The disclosure of a material act or fact or an announcement to the market should be made preferably after trading hours in those stock exchanges and over-the-counter markets where the company’s securities have been authorized to trade. Where disclosure is necessary prior to the opening of the trading session, this should be made whenever possible at least 1 (one) hour before opening.

4.5.1. If the securities issued by the company have been authorized to trade simultaneously in markets in different countries, disclosure of the material act or fact or the announcement to the market should be made, whenever possible, outside trading hours in all countries; in the event of incompatibility, the trading hours of the Brazilian market shall prevail.

Suspension of trading

4.6.  Should it be imperative that the disclosure of a material act or fact take place during trading hours, provided that the request is made simultaneously, the Investor Relations Officer may request, the domestic and foreign stock exchanges and over-the-counter markets to suspend trading in securities issued by the company or indexed to the same for as long as it takes to adequately disclose the Material Information.

Case for non-disclosure of a material act or fact

4.7.    Material acts or facts may exceptionally not be disclosed if the controlling shareholders or management consider that such disclosure will put the legitimate interests of the company at risk.

Immediate disclosure

4.7.1.  The Investor Relations Officer will immediately disclose the material act or fact referred to in sub-item 4.7 if control over the Material Information is lost, if there is any atypical fluctuation in the price or trading volume of the securities issued by the company or indexed to the same, or if the CVM or the SEC orders the disclosure.

4.7.1.1.  Where appropriate, the Investor Relations Officer shall provide any necessary explanations to the stock exchanges.

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Rumors

4.8.       The company shall not comment on any rumors in the market concerning it, except if such rumors materially affect the prices of its securities, or in response to an official inquiry from regulatory or self-regulatory authorities

Means and form of disclosure

4.9.	Such market disclosure as is required by law will be made through the publication:

a)	on a news portal having a page on the Worldwide Web that maintains a free-access section providing the information in full; or

b)	newspapers of widespread circulation habitually used by the company.

4.9.1.    The material act of fact will also be disclosed on the Investor Relations website (www.itau.com.br/relacoes-com-investidores) and may be disclosed using the following means:

a)	e-mail;

b)	conference call;

c)	public meeting with class entities, investors, analysts, or other interested parties, in Brazil or abroad;

d)	announcements to the press (press releases);

e)	social media; and

f)	news distribution mechanisms (newswires).

4.9.2.    Disclosure through newspaper announcements (sub-item 4.9, “b”) may be done in summary form, provided that it indicates the Internet addresses where the complete information is available for those interested, with content at a minimum identical to that sent to the entities referred to in letter “a” of sub-item 4.3.

4.9.3.    The material act or fact shall be disclosed internally for the general knowledge of all.

Persons authorized to comment on the content of a material act or fact

4.10.     The Investor Relations Officer, or the person(s) indicated by him, or, in the absence of the latter, the person(s) indicated by the company CEO, shall be the only persons authorized to comment on, explain or provide more detail regarding the content of a material act or fact.

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5.   DISCLOSURE OF INFORMATION REGARDING QUARTERLY, SEMI-ANNUAL AND ANNUAL RESULTS

Information regarding results

5.1.  The Investor Relations Officer should determine and advise the market, with advance notice compatible with market standards, of the dates on which the quarterly, semi-annual and annual results, duly audited, will be announced.

Preliminary information or advance disclosure

5.2.  Notwithstanding the dates established in sub-item 5.1 for announcing results, the Disclosure and Trading Committee may, according to opportunity and convenience:

a)    approve the disclosure of as-yet unaudited preliminary information regarding the company’s quarterly, semi-annual or annual results; or

b)    approve advance disclosure of the company’s duly audited quarterly- semi-annual or annual results.

5.2.1. Quarterly- semi-annual or annual results or statements disclosed shall be prepared in compliance with market-accepted accounting standards.

6.	MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION RELATING TO A MATERIAL ACT OR FACT

Purpose

6.1.  The mechanisms for controlling the confidentiality of Material Information are intended to effectively preserve the confidentiality of such information until it is disclosed to the appropriate authorities and to the market.

Duty of confidentiality

6.2.  Bound Persons should keep confidential any Material Information until the disclosure thereof, and take care that such confidentiality is respected, making reference to the matter only to persons where there is a strict need for such persons to be cognizant thereof.

6.2.1. Bound Persons should maintain the means in which the Material Information is stored and transmitted (e-mails, files etc.) secure, preventing any type of unauthorized access as well as restricting the sending of information to third parties in an inadequately protected manner. The Material Information should always be discussed in locations which are restricted and not accessible to the public.

6.2.2. Bound Persons shall emphasize the responsibility and duty of confidentiality to those that are cognizant of undisclosed Material Information, underscoring the fact that such information should not be subject to comment even with their own family relations.

6.2.3. The list of Bound Persons with cognizance of the information prior to its disclosure should be attached to the process which originated the material act or fact.

6.2.4.  Any Bound Persons that leaves the organization, or that ceases to be involved in the transaction or project to which the Material Information refers, shall continue to be bound by his or her obligation of confidentiality until such time as such information is disclosed to the appropriate authorities (sub-item 4.3, “a”) and to the market.

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6.3. The company has an Internal Information Security Policy in which information is classified in accordance with the confidentiality and protection necessary for the following levels: Restricted (for example, a material fact), Confidential, Internal and Public. For this reason, the necessities related to the business, the sharing or restriction of access to information and the impact in the event of improper use of information should be considered.

7.	ADHERENCE TO THE POLICY

Means of adherence and authority in charge

7.1.  Bound Persons shall signal their adherence to the POLICY by signing a specific declaration (Attachment 1) at the time they are hired, appointed, promoted or transferred, or become aware of any material act or fact, in which they declare that they are aware of the terms of the POLICY and are committed to comply with the same.

7.1.1.  Bound Persons mentioned in item 3.2, “c”, shall adhere to the POLICY and will be nominated by their respective executives, at least in the position of officer. The Compliance area will validate, on an annual basis, the persons nominated by the Conduct Committees.

7.1.2.  Adherence of the persons named in letters “a” to “e” of sub-item 3.2 shall be the responsibility of the Compliance area.

7.1.3.  The adherence of the persons mentioned under the letter “f” of sub-item 3.2 shall be the responsibility of the engaging department, which shall identify if the hiree shall be required to adhere to this POLICY. Should adherence prove necessary, the engaging department must certify as to the inclusion of a contractual clause in the agreement signed with the hiree, which requires such a hiree (and its employees) to comply with the guidelines of this POLICY. Said clause shall also explicitly mention sanctions applicable in the event of breach of the POLICY, as per sub-item 9.1.1, letter “c”. In the absence of an agreement, the said Department must require the hiree to enter into a specific adherence instrument (pursuant to Attachment 1) under which it undertakes to adhere to the guidelines of this POLICY, as set forth by the Disclosure and Trading Committee.

7.1.4.  The declarations of adherence, as provided for in sub-item 7.1.3, shall be immediately reported to the Compliance area, which shall maintain a centralized and updated register of all persons that have adhered to the POLICY, and which shall be responsible for making this register available to the appropriate authorities, whenever so requested.

8.	CONTROLLED COMPANIES

Policies regarding the disclosure of material acts or facts by publicly listed companies controlled by the company

8.1.  Publicly listed companies that are controlled solely by the company and lack a policy of their own for the disclosure of material acts or facts should adhere to this POLICY, which will be considered to be the material act or fact disclosure policy of such companies for the purposes of compliance with CVM Instruction 358, dated January 3, 2002. The material acts or facts relating to such controlled companies should be disclosed in accordance with the terms of this POLICY.

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9.	POLICY VIOLATIONS

Sanctions

9.1.  Failure to comply with the POLICY will render the violator liable to disciplinary sanctions, in accordance with the company’s internal rules and regulations, as well as those provided for in this item, independent of any applicable administrative, civil or criminal sanctions.

9.1.1.  It will be the responsibility of the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee, to investigate any cases of violation of the POLICY, with the following provisos:

a)  the persons referred to in letters “a” and “b” of sub-item 3.2 shall be subject to the sanctions decided upon by the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee;

b)  the persons referred to in letter “c” of sub-item 3.2 shall be subject to the sanctions of warning, suspension or dismissal for just cause, according to the gravity of the violation; and

c)  a violation perpetrated by any of the persons referred to in letter “f” of sub-item 3.2 shall be deemed a breach of contract, violators being removed from their duties in relation to the Itaú Unibanco Conglomerate, entitling the company, at no additional cost, to terminate the respective contract and demand the payment of any penalty established therein, without prejudice of any losses and damages.

Reporting of violations

9.2.  Any person who adheres to the POLICY and becomes aware of any violation of the same must immediately report the fact to the Disclosure and Trading Committee

The present Policy was amended by the Board of Directors on October 27, 2016.

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ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION	ATTACHMENT 1

DECLARATION OF ADHERENCE FOR

CONTROLLING SHAREHOLDERS, MANAGEMENT AND

STATUTORY AUTHORITY MEMBERS

.....................................[name and CPF] ............................................., the undersigned, in his/her quality of............................ a person subject to the contents of CVM Instruction No. 358/02, hereby declares his/her adherence to the ITAÚ UNIBANCO HOLDING S.A. POLICIES REGARDING THE DISCLOSURE OF MATERIAL INFORMATION and THE TRADING OF ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA – INVESTIMENTOS ITAÚ S.A. and its controlled companies ITAÚ CORPBANCA, INVESTIMENTOS BEMGE S.A., and DIBENS LEASING S.A. ARRENDAMENTO MERCANTIL, of which he/she is at this moment receiving a copy.

States that he/she is familiar with the terms thereof and undertakes to fully comply with the same.

He/she also states that he/she:

(i)      is fully aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually and that an eventual infringement of the said policies shall result in the imposition of the following measures: (i) a warning sanction for the first two infringements (constituting recidivism upon the second infringement) and (ii) depending on the severity of the infringement, a sanction to be decided upon by the company’s Board of Directors.

(ii)     is fully aware that any sanctions arising from a violation of the aforementioned Policy for the Disclosure of a Material Act or Fact or the Securities Trading Policy shall be decided upon by the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee.

......................................., ............ ............. ............

…………………………………………………….

ATTACHMENT - POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION
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ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION	ATTACHMENT 1

DECLARATION OF ADHERENCE FOR STAFF MEMBERS

I, the undersigned, in my quality as a person subject to the contents of CVM Instruction No. 358/02, hereby declare my adherence to the ITAÚ UNIBANCO HOLDING S.A. POLICIES REGARDING THE DISCLOSURE OF MATERIAL INFORMATION and THE TRADING OF ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA – INVESTIMENTOS ITAÚ S.A. and its controlled companies ITAÚ CORPBANCA, INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. ARRENDAMENTO MERCANTIL, of which I am at this moment receiving a copy.

I declare to be fully familiar with the terms thereof and shall undertake to fully comply with the same.

I further declare to be fully aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually.

......................................., ............ ............ ............

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ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION	ATTACHMENT 1

DECLARATION OF ADHERENCE

FOR THIRD PARTIES

.....................................[corporate name/name and CNPJ/CPF] ............................................., the undersigned, in its/his/her quality of ............................ a person subject to the contents of CVM Instruction No. 358/02, hereby adheres to the ITAÚ UNIBANCO HOLDING S.A. POLICIES REGARDING THE DISCLOSURE OF MATERIAL INFORMATION and THE TRADING OF ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA – INVESTIMENTOS ITAÚ S.A. and its controlled companies ITAÚ CORPBANCA, INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. ARRENDAMENTO MERCANTIL, of which he/she is at this moment receiving a copy.

States that it/he/she is familiar with the terms thereof and undertakes to fully comply with the same.

Shall endeavor to communicate such POLICIES to its employees, representatives and collaborators involved in the provision of services and to all parties sub-contracted by the undersigned (where applicable), in compliance with the respective services agreements or similar instruments entered into by and between the herein Parties.

Shall further endeavor to take appropriate steps so that the parties named in the foregoing paragraph shall fully comply with the Policies, standing jointly and severally responsible with them in the event of non-compliance with any of the therein terms and conditions

Declares, also, to be aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually and that an eventual infringement of the said policies shall result in the imposition of the following measures: (i) a warning sanction for the first two infringements (constituting recidivism upon the second infringement) and (ii) the possibility of the company, without limitation, terminating the agreement which originated the adherence and demanding the payment of the fine established therein without impairment of claims for losses and damages.

......................................., ............ ............ ............

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ATTACHMENT IV

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

SUMMARY

1.	GENERAL PRINCIPLES
1.1.	Scope
1.2.	Implementation of the POLICY
1.3.	Disclosure and Trading Committee

2.	PERSONs BOUND BY THE POLICY
2.1.	List of persons bound by the POLICY

3.	TRADING RESTRICTIONS
3.1.	Restrictions on trading prior to and subsequent to the disclosure of a material act or fact
3.2.	Exceptional restriction periods
3.3.	Other possible trading restrictions
3.4.	Restrictions on trading prior to and subsequent to the release of the company’s financial statements
3.5.	Restrictions on the trading of shares by the company itself
3.6.	Possible authorized trading operations

4.	INDIVIDUAL INVESTMENT PLAN

5.	OBLIGATIONS OF BOUND PERSONS

6.	MONTHLY DISCLOSURE OF INFORMATION REGARDING TRADING
6.1.	Purpose

7.	DISCLOSURE OF INFORMATION REGARDING ACQUISITIONS OR DISINVESTMENTS OF MATERIAL SHAREHOLDINGS AND TRADING ACTIVITY ON THE PART OF CONTROLLING SHAREHOLDERS AND SHAREHOLDERS
7.1.	Purpose

8.	ADHERENCE TO THE POLICY
8.1.	Form of adherence and the responsible office

9.	CONTROLLED COMPANIES
9.1.	Trading Policy for Controlled Companies

10.	POLICY VIOLATION
10.1.	Sanctions
10.2.	Reporting of violations

1.	GENERAL PRINCIPLES

Scope

1.1. The Securities Trading Policy (“POLICY”) sets guidelines and procedures to be followed by the company and persons related to the company, as per the contents of item 2.1, for trading securities issued by the company or its controlled companies (issued in Brazil or abroad), or indexed to the same, and for the disclosure of the information referred to in items 6 and 7 below, as per CVM Instruction 358, dated January 3 2002, thereby guaranteeing all interested parties transparency in the trading of such securities, free of any privilege for some, to the detriment of others.

Implementation of the POLICY

1.2.  Overall implementation of the POLICY is the responsibility of the Investor Relations Officer.

Disclosure and Trading Committee

1.3. The Disclosure and Trading Committee will be chaired by the Investor Relations Officer and comprised of at least five (5) and at the most ten (10) persons to be named by the Investor Relations Officer from among the members of the Company’s and its Controlling and Controlled Companies’ Boards of Directors, Statutory Committees and Executive Boards, and shall meet quarterly or whenever convened by the Investor Relations Officer.

1.3.1. In connection with this POLICY, it will be the responsibility of the Disclosure and Trading Committee:

a) to advise the Investor Relations Officer;

b) to revise it and recommend applicable amendments to the Board of Directors;

c) to decide on any questions regarding the interpretation of its wording;

d) to determine all necessary measures for the disclosure and circulation thereof; including among the company’s staff;

e) to assist the Investor Relations Officer in investigations and decisions associated with cases of violation, bringing infractions before the Ethics and Integrity Committee and the Board of Directors, as applicable;

f) to analyze the content of replies to any official enquiries from regulatory and self-regulated entities; and

g) to propose solutions to the Investor Relations Officer for any cases of omission or exceptions.

2.	PERSON BOUND BY THE POLICY

List of persons bound by the POLICY

2.1. The following shall be deemed Bound Persons subject to the POLICY:

a) the directly or indirectly controlling shareholders with exclusive or shared control, company officers, members of the Board of Directors, of the Fiscal Council and of any offices with technical or advisory functions that may have been created in compliance with the company’s bylaws;

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b) the members of the statutory organs of companies in which the company is the sole controlling shareholder, provided that the company for which they were elected does not have its own securities trading policy (sub-item 9.1);

c) any person that, by virtue of his/her function or position in the company, its controlling shareholder, its controlled companies or affiliates may have knowledge regarding material information;

d) the spouse or companion or any other dependent included in the annual income tax declarations of the persons listed in letters “a” and “b”, including during the 6 (six) month period counting from their date of withdrawal;

e) persons listed in letters “a”, “b”, “c” of the present sub-item who withdraw from the company or from companies in which the company is the sole controlling shareholder, for a period of six (6) months from the date of such withdrawal;

f) all persons that have a commercial, professional or confidential relationship with the company, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system; and

g) the former management members of the company or its controlled companies who had been expatriated, as well as their respective spouses or partners and any other dependents included in the annual income tax declaration.

2.1.1.  The following also have the same status as Bound Persons:

a) managers of portfolios, investment funds, companies or other institutions or entities of which Bound Persons may be the sole quotaholders or shareholders or whose business decisions such Persons may be able to influence;

b) any corporate entity directly or indirectly controlled by Bound Persons; and

c) any person that may have had access to information regarding any material act or fact, whether or not through any Bound Person.

3.	TRADING RESTRICTIONS

Restrictions on trading prior to and subsequent to the disclosure of a material act or fact

3.1.  The company and the Bound Persons may not trade securities issued by the company or its controlled companies (issued in Brazil or abroad), or indexed to the same, from the date that a material act or fact becomes known up to and including the date of its disclosure to the market.

3.1.1.  The Investor Relations Officer may decide to extend the restriction referred to in sub-item 3.1 beyond the date on which the material information is disclosed to the market, if, in his judgment, such trading of the securities might prove harmful to the company or its shareholders.

Exceptional restriction periods

3.2. The Investor Relations Officer may, regardless of any justification or the existence of any as yet undisclosed material act or fact, determine periods during which the company and Bound Persons may not trade in securities issued by the company or its controlled companies, or indexed to the same. Bound persons must maintain confidentiality regarding such periods.

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3.2.1.  The Investor Relations Officer may recommend exceptional restriction periods for trading as referred to in sub-item 4.1 of the Individual Investment Plans.

Other possible trading restrictions

3.3.  The following will also be restricted:

3.3.1.  In connection with the persons named in letters “a” and “b” of sub-item 2.1, the trading of securities of in the cases described below:

3.3.1.1. If the above mentioned persons had not shown intention before Itaú Corretora to trade securities issued by the company or its controlled companies, or indexed to the same, until 10:30 a.m. of the same day trading is intended. In this case, the company, its controlled companies, affiliates or other corporate entities under shared control may trade treasury shares;

3.3.1.2. If the above mentioned persons had traded securities issued by the company or its controlled companies, or indexed to the same, for up to three days, or 60% of the working days, in the same week. This restriction will not apply if the company, its controlled companies, affiliates or other corporate entities under shared control do not trade treasury shares; and

3.3.1.3. On the day in which the treasury department of the company, its controlled companies, affiliates or other corporate entities under shared control trade shares of the company as a result of crises or facts of economic nature that imply high volatility in prices and/or low market liquidity, or also, by determination of their respective Investor Relations Officer. Therefore, in this case, the priority for trading these shares will be given to the respective treasury departments.

3.3.2. In connection with Bound Persons, the acquisition of or disinvestment in securities issued by the company or indexed to the same prior to 180 (one hundred and eighty) days, respectively, from the last date of disinvestment in or acquisition of securities on a stock exchange or an over-the-counter market.

3.3.2.1. The Investor Relations Officer may in individual cases, exceptionally and after consulting with the Disclosure and Trading Committee and the Board of Directors, reduce this period, although continuing to comply with sub-items 3.4 and 3.5.

3.3.3.  In connection with Bound Persons, the trading, when there are any intention of implementing any incorporation, partial or total spin-off, merger or corporate reorganization of the company.

3.3.4. In connection with Bound Persons, the lending of shares or any other security issued by the company, or benchmarked to it.

3.3.5. In connection with Bound Persons, the operations of any nature including put or call options on shares in the company or its corporate entities under shared control, the sale of shares issued by the company in the Forward Market, and the trading of shares issued by the company in the Futures Market.

3.3.6. In connection with the Bound Persons, the trading during the period from a decision by the relevant Corporate Body to increase equity capital, distribute dividends, assign bonuses to shares or assets referenced to same, approve splits or reverse splits, share subscriptions, and publication of the respective bidding documents or announcements.

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Restrictions on trading prior to and subsequent to the release of the company’s financial statements

3.4. The restrictions on trading also apply to a period of 15 (fifteen) days prior to (i) the release of the company’s quarterly (ITR) and annual (DPF) financial information, or (ii) the publication of the notice placing the same at the disposal of shareholders, in the form of an events disclosure calendar for the current year. In the event that the company releases preliminary financial information or makes advance disclosure of such information, the restrictions on trading will no longer be in effect on the day after the disclosure.

Restrictions on the trading of shares by the company itself

3.5. The company may not acquire shares for holding in Treasury in the circumstances referred to in sub-items 3.1., 3.2 and 3.4.

3.5.1.  The Board of Directors should also not decide to acquire or sell shares issued by the company itself, should any agreement or contract have been reached or signed for the transfer of shareholding control of the company, or should any option or mandate for the same have been granted, or should the intention exist of entering into an incorporation, a total or partial spin-off, a merger or a corporate reorganization of the company, as long as the transaction has not been made public through the release of an announcement to the market.

Possible authorized trading operations

3.6. The restrictions contained in this POLICY will not apply, except in the case of the restriction referred to in sub-item 3.4, to:

3.6.1. The acquisition of shares held in Treasury by means of a private trading operation, in the context of the exercise of options under a grant of stock purchase options or under a grant of stock pursuant to stock compensation programs, in either case as authorized in a shareholders’ meeting;

3.6.2.  The exercise of pre-emptive subscription rights associated with shares acquired in the past; and

3.6.3. The sale of securities arising from the exercise of pre-emptive subscription rights provided that the securities that gave rise to the right have been in a portfolio for at least 180 days.

3.7. The restrictions in this POLICY do not apply, even in the period pursuant to sub-item 3.4:

3.7.1. To the trading of securities issued by the company or publicly listed companies which are controlled exclusively by the company within the scope of repurchase and resale operations as regulated by the National Monetary Council and subject to the Regulations for Repurchase and Resale Operations Agreed between Itaú Unibanco and its Current Account Holders, since these operations have a defined income or are established on the basis of a remuneration parameter not intrinsically related to the remuneration of the underlying security; and

3.7.2. If the proprietary trading in question is carried out within the scope of the Dividend Reinvestment Program – DRP.

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4. INDIVIDUAL INVESTMENT PLAN

4.1. The persons named in letters “a”, “b”, “c”, and “e” of sub-item 2.1 may have a single individual investment plan (“Individual Investment Plan”) through which the trading provided for in sub-items 3.1, 3.3.1, 3.3.2 and 3.3.3 will be allowed provided that:

4.1.1. The Individual Investment Plan has a minimum duration of 6 (six) months and is formalized in writing before the Investor Relations Officer before the completion of any trading;

4.1.2. The dates or numbers of the trading operations to be carried out is irrevocably and unconditionally established; and

4.1.3. Provides for a minimum period of 6 (six) months for the Individual Investment Plan itself and any amendments and cancellations produce effects.

4.2. The Individual Investment Plan may allow the trading in the period provided for in item 3.4 provided that, in addition to complying with the provisions in items 4.1.1 to 4.1.3:

4.2.1. The Company has approved the schedule establishing the specific dates for the release of the company’s quarterly (ITR) and annual (DPF) financial information; and

4.2.2. It binds the participant to return to the company any losses avoided or gains accrued from the trading of shares issued by the company, arising from any change in the dates of the release of the company’s quarterly (ITR) and annual (DPF) financial information, determined based on reasonable criteria established in the Individual Investment Plan.

4.3. The Investor Relations Officer shall assess and provide comments on the applicability of the Individual Investment Plan in the light of the regulations in force, and may refuse to file it should it fail to comply with the POLICY or with the applicable law.

4.4. The Compliance Department shall file and keep a specific and individual control of all Individual Investment Plans and shall report the cases of non-compliance to the Investor Relations Officer.

4.5. The Board of Directors shall verify, at least on a semiannual basis, the adherence of the trading operations carried out within the scope of the Individual Investment Plan.

4.6. The cancellation of the Individual Investment Plan shall take place by means of a notice of the participant or also due to non-compliance with its terms. In both cases, a new Individual Investment Plan proposal may be submitted after a period of 6 (six) months from the date of notice or non-compliance, as applicable.

4.6.1. The Disclosure and Trading Committee shall request clarifications from the participant in the cases of non-compliance, as well as shall be able to request others clarifications about the Individual Investment Plan.

4.7. The company, through the office responsible for corporate affairs, shall provide the Individual Investment Plan when so requested by regulators and self-regulators of the markets where the trading of the company’s securities has been authorized.

4.8. The participant is not allowed to carry out any operations that void or mitigate the economic effects of the operations provided for in the Individual Investment Plan.

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5. OBLIGATIONS OF BOUND PERSONS

5.1. In addition to observing the restriction on trading, the Bound Persons must:

5.1.1.  Maintain confidentiality regarding information concerning material acts or facts of the company or its controlled companies and refrain from using the same to their own advantage or to that of any third party in securities markets, and make every effort to ensure that subordinates and third parties also maintain confidentiality regarding such information and do not use them for their own purposes, answering jointly and severally with them in the event of non-compliance; and

5.1.2.  Exclusively use the Conglomerate’s securities’ brokers for trading securities covered in this POLICY, the said securities’ brokers in Brazil having controls to avoid trading in the blackout periods mentioned in item 3.4. In this context, transfer should be made to the Conglomerate’s securities brokers of open positions involving securities issued by the company which Bound Persons hold with other securities brokers within a maximum term of 60 (sixty) days from adherence to the POLICY.

6. MONTHLY DISCLOSURE OF INFORMATION REGARDING TRADING

Purpose

6.1.  Company officers, members of the Board of Directors, of the Fiscal Council and of any offices with technical or advisory functions that may have been created in compliance with the company’s bylaws, shall report to the company, through the office responsible for corporate affairs, which, in turn, shall report to the CVM, to the BMF&BOVESPA and, if appropriate, the SEC, the NYSE and any other stock exchanges and over-the-counter markets on which the company’s securities are authorized to trade, the holdings of and the trading in securities issued by the company or any of its controlled companies or publicly listed controlling companies, or indexed to the same, including derivatives.

6.1.1.  The reporting shall be in the form of the “Declaration of Shareholding”, an example of which can be seen in Attachment B to the POLICY, and should be completed by the first business day after the assumption of office by such person, or within a maximum period of 5 (five) days after each trading operation.

6.1.2.  The persons listed in sub-item 6.1 should indicate, in the Stockholding Statement, as per Attachment B to the POLICY, any securities held by their spouses from whom they are not legally separated, by any companion or by any dependent included in such person’s annual income tax declaration, as well as by any corporate entities directly or indirectly owned by persons named in the present sub-item.

6.2. The Company, through the office responsible for corporate affairs and under the responsibility of the Investor Relations Officer shall submit to CVM and, if applicable, to BMF&BOVESPA, and, if applicable, to SEC, NYSE, and other stock exchanges and entities of the organized over-the-counter market in which the trading of the company’s securities has been authorized, the ownership and the trading operations with securities issued by the company carried out by the company, its controlled companies and affiliates.

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES
ITAÚ UNIBANCO HOLDING S.A. APPROVED ON OCTOBER 27, 2016	Page 7

6.3 The information described in item 6.1 and 6.2 shall be submitted within 10 (ten) days after the end of the month that gave rise to the notice.

7. DISCLOSURE OF INFORMATION REGARDING ACQUISITIONS OR DISINVESTMENTS OF MATERIAL SHAREHOLDINGS AND TRADING ACTIVITIES OF CONTROLLING SHAREHOLDERS AND SHAREHOLDERS

Purpose

7.1. Any corporate entity or individual, or group of individuals, acting as a group or representing a common interest, that carry out relevant trading transactions, under the terms of item 7.1.1, should submit to the company, which, in turn, will forward the same to the CVM and the BMF&BOVESPA, and, if such be the case, to the SEC, the NYSE and to any other stock exchanges or over-the-counter markets on which the company’s securities are authorized to trade, a declaration, containing the information as required in Attachment C to this POLICY.

7.1.1. Relevant trading transactions are considered as the transaction or group of transactions by means of which the direct or indirect interest of the persons referred to in the main paragraph exceeds, upward or downward, the levels of 5%, 10% or 15% and so on, of a type or class of share representing the capital stock of the company.

7.1.2. The obligations referred to in sub-items 7.1. and 7.1.1. also apply to the acquisition of any rights over the shares and of other securities and derivative financial instruments indexed to these shares, but with no projected physical settlement.

7.1.3. In those cases where such acquisitions result in, or were made with the intention of resulting in a modification of the company’s controlling shareholder structure or its management structure, as well as in those cases where such acquisitions trigger the obligation to make a public offer, pursuant to the applicable regulations, the acquiring party must carry out disclosure using the same channels, at least, as those usually adopted by the company, containing the information contained in Attachment C to the POLICY.

7.1.4. The notifications referred to in this item 7 should be made immediately after the realization of the events referred to here to the office responsible for corporate affairs, as must update of the Reference Form within seven (7) business days from the date of occurrence.

8. ADHERENCE TO THE POLICY

Form of adherence and the responsible office

8.1. Bound Persons should adhere to this POLICY by signing a specific declaration, in the form given in Attachment D, upon their hiring, election, promotion or transfer, in which they declare that they are aware of all the terms of the POLICY and that they undertake to fully comply with the same.

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8.1.1. Bound Persons mentioned in item 2.1, “c”, shall adhere to the POLICY and will be nominated by their respective executives, at least in the position of officer. The Compliance area will validate, on an annual basis, the persons nominated by the Conduct Committees.

8.1.2. The registration of the persons mentioned in letters “a” to “e” of sub-item 2.1, shall be the responsibility of the Compliance area.

8.1.3. The adherence of the persons mentioned under sub item 2.1, letter “f”, shall be the responsibility of the engaging Department, which shall identify if the hiree is required to adhere to this POLICY. Should adherence prove necessary, the engaging Department must certify as to the inclusion of a contractual clause in the agreement signed with the hiree, which requires such a hiree (and its employees) to comply with the guidelines of this POLICY. Said clause shall also explicitly mention sanctions applicable in the event of breach of the POLICY, as per sub-item 10.1.1, letter “c”. In the absence of an agreement, the said Department must require the hiree to enter into a specific third-party adherence instrument (pursuant to Attachment D) under which it undertakes to adhere to the guidelines of this POLICY, as set forth by the Disclosure and Trading Committee.

8.1.4. The declarations of adherence, as provided for in sub-item 8.1.3 shall be immediately reported to the Compliance area, which shall maintain a centralized and updated register of all persons that have adhered to the POLICY, and which shall be responsible for making this register available to the appropriate authorities, whenever requested.

9. CONTROLLED COMPANIES

Trading Policy for Controlled Companies

9.1. Controlled publicly listed companies:

9.1.1. that have their own policy for the trading of securities need not to adhere to this POLICY. In this case, the rules provided for on such policy will be applicable to the publicly listed company and its controlled companies.

9.1.2. that do not have their own policy for the trading of securities should adhere to this POLICY. In this case, the rules provided for on this POLICY will be applicable to the publicly listed company and its controlled companies. After each declaration of adherence, the terms and provisions of this POLICY will become the trading policy of such companies themselves, according to the terms of CVM Instruction Nr. 358, dated January 3, 2002.

9.2. The persons adhering to this POLICY will also be subject to the same rules when trading in the securities of companies of which the company is the sole controlling shareholder.

10. POLICY VIOLATION

Sanctions

10.1. Failure to comply with the terms and provisions of this POLICY will render the violator subject to disciplinary sanctions, according to the company’s internal regulations and to those contained in this item, independently of any applicable administrative, civil or criminal sanctions.

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10.1.1 It will be the responsibility of the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee, to investigate cases of POLICY violation, under the following conditions:

a) the persons referred to in letters “a” and “b” of sub-item 2.1 will be liable to whatever sanctions the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee, decides to impose;

b) the persons referred to in letter “c” of sub-item 2.1 shall be subject to the sanctions of warning, suspension or dismissal for just cause, according to the gravity of the violation; and

c) a violation perpetrated by any of the persons referred to in letter “f” of sub-item 2.1 shall be deemed a breach of contract, the violators being removed from their duties in relation to the Itaú Unibanco Conglomerate, entitling the company, at no additional cost, to terminate the respective contract and demand the payment of any penalty established therein, without prejudice of any losses and damages.

Reporting of violations

10.2. Any person who adheres to the POLICY and becomes aware of any violation of the same must immediately report the fact to the Disclosure and Trading Committee.

The present POLICY was amended by the Board of Directors on October 27, 2016.

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ATTACHMENT A

POLICY FOR TRADING ITAÚ UNIBANCO S.A. SECURITIES

2016 CALENDAR

The schedule below sets forth the blackout periods for trading the securities or any other financial instrument related to the securities, as a result of periodic events (DFP and ITR)

Issuing companies	Periodic events	Blackout trading Periods (day.month.year)	Results Disclosure Date (day.month.year)
ITAÚSA	Financial Statements/DFP December 31, 2015	18.01.2016 to 19.02.2016	19.02.2016
	ITR – 1st Quarter/2016	18.04.2016 to 10.05.2016	10.05.2016
	ITR – 2nd Quarter/2016	18.07.2016 to 09.08.2016	09.08.2016
	ITR – 3rd Quarter/2016	16.10.2016 to 08.11.2016	08.11.2016
ITAÚ UNIBANCO	Financial Statements/DFP December 31, 2015	18.01.2016 to 02.02.2016	02.02.2016
	ITR – 1st Quarter/2016	18.04.2016 to 03.05.2016	03.05.2016
	ITR – 2nd Quarter/2016	18.07.2016 to 02.08.2016	02.08.2016
	ITR – 3rd Quarter/2016	16.10.2016 to 31.10.2016	31.10.2016
ITAÚ CORPBANCA	Monthly Information[2] – April/2016	25.04.2016 a 10.05.2016	10.05.2016
	Monthly Information[2] – May/2016	25.05.2016 a 09.06.2016	09.06.2016
	Monthly Information[2] – June/2016	27.06.2016 a 12.07.2016	12.07.2016
	ITR[1] – 2nd Quarter/2016	14.07.2016 a 29.07.2016	29.07.2016
	Monthly Information[2] – July/2016	26.07.2016 a 10.08.2016	10.08.2016
	Monthly Information[2] – August/2016	28.08.2016 a 12.09.2016	12.09.2016
	Monthly Information[2] – September/2016	28.09.2016 a 13.10.2016	13.10.2016
	ITR[1] – 3rd Quarter/2016	13.10.2016 a 28.10.2016	28.10.2016
	Monthly Information[2] – October/2016	27.10.2016 a 11.11.2016	11.11.2016
	Monthly Information[2] – November/2016	28.11.2016 a 13.12.2016	13.12.2016
INVESTIMENTOS BEMGE and DIBENS LEASING	Financial Statements/DFP December 31, 2015	18.01.2016 to 05.02.2016	05.02.2016
	ITR – 1st Quarter/2016	18.04.2016 to 06.05.2016	06.05.2016
	ITR – 2nd Quarter/2016	18.07.2016 to 05.08.2016	05.08.2016
	ITR – 3rd Quarter/2016	16.10.2016 to 07.11.2016	07.11.2016

(1)  In Chile, Quarterly Informations (ITR) are denominated as “Estados de Situación Intermedios”.

(2)  Monthly Information published in Itaú CorpBanca and Superintendencia de Bancos e Instituciones Financieras Chile website.

June/2016

ATTACHMENT - POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES
ITAÚ UNIBANCO HOLDING S.A. APPROVED ON OCTOBER 27, 2016	Page 11

ATTACHMENT B

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

INDIVIDUAL FORM

Trading by Management and Related Persons – Art. 11 – CVM Instruction CVM Nr. 358/2002

During .....(month/year)

(   ) The only trades involving such securities (or securities indexed to the same) and derivatives, in accordance with article 11 of CVM Instruction Nr. 358/2002(1) were the following.

(   ) No trades involving such securities (or securities indexed to the same) and derivatives took place, as defined in article 11 of CVM Instruction Nr. 358/2002. I possess the following holdings of such securities (or securities indexed to the same) and derivatives.

Company name:
Name:					CPF/CNPJ:
Qualification:
Opening balance
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)				Quantity	% Participation
						Same Type/ Class	Total

Month’s trades
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)	Intermediary	Trade(3)	Day	Quantity	Price	Volume (R$) (4)
Buy
Total Bought
Sell
Total Sold
Closing balance
Security or security indexed to same/Derivative	Characteristics of Securities (2)				Quantity	% Participation
						Same Type/ Class	Total

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Name of Controlling Shareholder:
Name:					CPF/CNPJ:
Qualification:
Opening balance
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)			Quantity		% Participation
						Same Type/ Class	Total

Month’s trades
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)	Intermediary	Trade (3)	Day	Quantity	Price	Volume (R$) (4)
Buy
Total bought
Sell
Total sold
Closing balance
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)				Quantity	% Participation
						Same Type/ Class	Total

Name of Controlled Company:
Name:					CPF/CNPJ:
Qualification:
Opening balance
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)				Quantity	% Participation
						Same Type/ Class	Total

Month’s trades
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)	Intermediary	Trade (3)	Day	Quantity	Price	Volume (R$) (4)
Buy
Total Bought
Sell
Total Sold
Closing balance
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)				Quantity	% Participation
						Same Type/ Class	Total

(1)	When filling out the form, delete the lines with no information.
(2)	Issue/series, convertible, non-convertible, tenors, collateral, type/class etc.
(3)	Indicate manner of acquisition or sale
(4)	Quantity times price.

ATTACHMENT - POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES
ITAÚ UNIBANCO HOLDING S.A. APPROVED ON OCTOBER 27, 2016	Page 13

ATTACHMENT C

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

DECLARATION

I,..................(name and qualification, including CPF or CNPJ tax registry number, as the case may be) ............................................. in the quality of ............................... of ITAÚ UNIBANCO HOLDING S.A., hereby DECLARE, in compliance with the requirements of Comissão de Valores Mobiliários Instruction Nr. 358/02, that I............... (bought/ sold shares/subscription warrants/equity options/ share subscription rights) issued by ITAÚ UNIBANCO HOLDING S.A., having ...................(reached, increased or decreased/eliminated)............ by ..........% my (direct or indirect) participation ............... , corresponding to ....................... (shares/subscription warrants/ stock purchase options/share subscription rights) .................. representing the capital stock of ITAÚ UNIBANCO HOLDING S.A., as described below:

I – Objective of my participation and the desired quantity:

......................................................................................................................................................

......................................................................................................................................................

[   ] – I declare that the acquisition made by me does not have the aim of modifying the company’s shareholding control structure nor its management structure. (Sign, as the case may be).

II –   Number of shares, subscription warrants, subscription rights and equity options, by type and class, already held, directly or indirectly, by me or other person(s) related to me:

.........................................................................................................................................................

..........................................................................................................................................................

III - Indicate any agreement or contract regulating the exercise of voting rights and the right to trade in the company’s securities:

..........................................................................................................................................................

..........................................................................................................................................................

I hereby undertake to immediately report to the office responsible for corporate affairs any modifications to the positions hereby reported which represent an increase or a decrease of 5% in the type or class of shares representing the capital stock of the company.

............ ............. ............

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ATTACHMENT D

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

TERM OF ADHERENCE FOR CONTROLLING SHAREHOLDERS, MEMBERS OF MANAGEMENT AND MEMBERS OF STATUTORY ORGANS

.....................................[name and CPF].................................., the undersigned, as a person subject to compliance with CVM Instruction 358/02, hereby adheres to the POLICIES FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS AND TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA - INVESTIMENTOS ITAÚ S.A. and by its controlled companies ITAÚ CORPBANCA, INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL, having received a copy of such policies at this time.

Declare cognizance of, and undertake to fully comply with, their terms and conditions.

Further declares:

(i) To be aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually and that eventual infringements arising from the violation of the said policies shall result in the imposition of the following measures: (i) a warning sanction for the first two infringements (constituting recidivism upon the second infringement) and (ii) depending on the gravity of the infringement, a sanction to be decided by the company’s Board of Directors.

(ii) To be aware of the fact that any sanctions arising from a violation of said Policies for the Disclosure of Material Acts or Facts and for Securities Trading shall be examined by the Investor Relations Officer, with assistance from the Disclosure and Trading Committee.

............ ............. ............

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ATTACHMENT D

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

TERM OF ADHERENCE FOR STAFF MEMBERS

I, the undersigned, as a person subject to compliance with CVM Instruction 358/02, hereby adhere to the POLICIES FOR DISCLOSURE OF MATERIAL ACTS AND FACTS AND TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA - INVESTIMENTOS ITAÚ S.A. and by its controlled companies ITAÚ CORPBANCA, INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL, having received a copy of such policies at this time.

Declare cognizance of, and undertake to fully comply with, their terms and conditions.

Further declare to be aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set.

............ ............. ............

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ITAÚ UNIBANCO HOLDING S.A. APPROVED ON OCTOBER 27, 2016	Page 16

ATTACHMENT D

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

TERM OF ADHERENCE FOR THIRD PARTIES

.....................................[corporate name/name and CNPJ/CPF].....................,I, the undersigned, as a person subject to compliance with CVM Instruction 358/02, hereby adheres to the POLICIES FOR THE DISCLOSURE OF MATERIAL ACTS AND FACTS AND FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA - INVESTIMENTOS ITAÚ S.A. and its controlled companies ITAÚ CORPBANCA, INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL, having received a copy of such policies at this time.

Declare cognizance of, and undertake to fully comply with, their terms and conditions.

Shall endeavor to communicate such POLICIES to its employees, representatives and collaborators involved in the provision of services and to all parties sub-contracted by the undersigned (where applicable), in compliance with the respective services agreements or similar instruments entered into by and between the herein Parties.

Shall further endeavor to take appropriate steps so that the parties named in the foregoing paragraph shall fully comply with the Policies, standing jointly and severally responsible with them in the event of non-compliance with any of the therein terms and conditions.

Declares, also, to be aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually and that an eventual infringement of the said policies shall result in the imposition of the following measures: (i) a warning sanction for the first two infringements (constituting recidivism upon the second infringement) and (ii) the possibility of the company, without limitation, terminating the agreement which originated the adherence and demanding the payment of the fine established therein without impairment of claims for losses and damages.

............ ............. ............

ATTACHMENT - POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES
ITAÚ UNIBANCO HOLDING S.A. APPROVED ON OCTOBER 27, 2016	Page 17

ATTACHMENT V

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

OPERATING RULES FOR THE TRADING OF OWN SHARES AS TREASURY STOCK

1.      GENERAL PRINCIPLES

1.1.   These following Operating Rules for the Trading of Itaú Unibanco Holding S.A. ("COMPANY")shares as Treasury Stock ("RULES") apply to the outstanding shares issued by the COMPANY("SHARES") and establish the rules to be observed by the COMPANY when trading with SHARES on the cash and/or option markets for maintenance as treasury stock, cancellation or sale. The purpose is to assure all interested parties and the market players the COMPANY's commitment to the highest standards of corporate governance, transparency and good faith when entering into such transactions.

1.2.   It is incumbent on the Disclosure and Trading Committee of the COMPANY to approve and/or amend these RULES, as well as to undertake their general administration and monitoring.

2.      GENERAL CONDITIONS FOR TRADING THE SHARES

2.1.   Operating Procedures for the COMPANY to trade the SHARES

2.1.1.  The COMPANY shall always trade in standard lots of SHARES.

2.1.2.  The daily volume of SHARES traded by the COMPANY shall not to exceed 25% (twenty five percent) of the average daily trading volume of the SHARES on stock exchanges for the 20 (twenty) trading sessions preceding the date of the respective purchase/sell offer of SHARES or execution of the purchase/sell offer of SHARES by the COMPANY.

2.1.2.1.  The daily average volume shall include SHARES traded volumes on the 03 (three) Stock Exchanges on which the SHARES are traded: (i) BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (Brazil), (ii) NYSE – The New York Stock Exchange (USA), and (iii) The Buenos Aires Stock Exchange (Argentina).

2.1.2.2.  In the event of any crisis or economic conditions causing high volatility of share prices and/or lack of market liquidity, the daily trading volume may be as high as 100% (one hundred per cent) of the average daily trading volumes referred to in sub-item "2.1.2" above, provided that the COMPANY complies with the limit of maintaining no more than 10% (ten per cent) of each class of SHARE as Treasury stock.

2.1.3.  The COMPANY shall monthly deliver to the CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission), to the SEC – U.S. Securities and Exchange Commission, to BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, to the NYSE – The New York Stock Exchange, to the Buenos Aires Stock Exchange and to the entities of the over-the-counter market on which the SHARES may be traded, a report providing the volumes traded and the minimum, average and maximum prices paid by the COMPANY when trading the SHARES in the stock exchanges.

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2.1.4.  The COMPANY shall not trade the SHARES (i) either during the first 30 (thirty) minutes (ii) or during the final 10 (ten) minutes of any trading session of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, the main market on which the SHARES are traded.

2.1.4.1.  The restriction referred to in sub-item “2.1.4” applies to any market where the shares are traded.

2.1.4.2.  The price at which the COMPANY negotiates the SHARES shall not exceed the highest price effectively paid by the market on the day the COMPANY trades the SHARES, as registered under the respective trading system.

2.2.   Priority assigned to Management

2.2.1.  The parties mentioned in “a” and “b” of sub-item 2.1 of the Policy for Trading Itaú Unibanco Holding S.A. Securities shall be assigned priority to trade the Company’s shares for up to three days, or 60% of business days, of the same week. Accordingly, they shall state their intention before Itaú Corretora to trade the securities issued by the Company and its subsidiary companies, or those referenced thereto, up to 10:30 am of that same day. In these situations, the Company, its subsidiary, affiliated or any other company under common control shall not trade treasury shares.

2.2.2.  In the event of the provisions in item 2.1.2.2, or as determined by the Investor Relations Officer, the priority to trade shares issued by the Company will be assigned as treasury stock.

2.3.   Intermediation and Brokerage

2.3.1.   The COMPANY shall trade the SHARES through Itaú Corretora de Valores S.A. as the intermediary.

2.3.1.1.  If necessary, Itaú Corretora de Valores S.A. shall hire services of broker agents in foreign countries in order to execute trading orders for settlement in overseas stock exchanges.

2.4.   Auctions held in BM&FBOVESPA

2.4.1.  Items“2.1”, “2.2” and“2.3’shall not apply to the operations held on BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange in a sole auction with a lot over 1% of the capital of the share class).

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3.      PROHIBITION ON TRADING

3.1.   Trades under these RULES are forbidden:

3.1.1.  trades where a material act or fact is pending disclosure by the COMPANY. This prohibition shall cease to apply on the day following such disclosure;

3.1.2.  trades within a period of fifteen (15) days prior to disclosure of the COMPANY’s quarterly (ITR) and annual (DFP and IAN) information, this prohibition to apply until the day of disclosure, or the day of publication of the notice placing them at the disposal of shareholders. This prohibition shall not include trades conducted under the Dividends Reinvestment Program (“Programa de Reinvestimento de Dividendos” – PRD). Should the COMPANY disclose preliminary or advance financial information, this prohibition shall cease to apply on the day following such disclosure;

3.1.3.  trades within the period from the COMPANY’s decision, as taken by the relevant corporate body, to increase capital stock, distribute dividends, assign bonuses to shares or assets referenced thereto, approve stock splits, reverse splits, share subscription, and publication of the respective notices or announcements;

3.1.4.  trades when an agreement or contract has been entered into for the transfer of direct or indirect stock control, or where an option or a mandate has been granted for this purpose, as well as the intent exists to incorporate, perform a full or partial spin-off, merger, transformation or corporate reorganization in connection with the COMPANY, and for as long as the trade is not made public by means of the disclosure of a material fact;

3.1.5.  trades subject to exceptional blackout periods as provided in sub-item 3.2 of the COMPANY’s Policy for Trading Securities;

3.1.6.  when such transactions would lead to a reduction in the COMPANY's capital stock and/or involve the use of resources exceeding the retained income balance or corporate retained reserves available with the exception of the Legal Reserve, according to the COMPANY's most recent balance sheet;

3.1.7.  if such transactions are capable of creating artificial demand, offer or price conditions for the SHARES or involve inequitable practices;

3.1.8.  When a public offer for the acquisition of SHARES is in process;

3.1.9.  acquisitions when the number of shares issued by the COMPANY and kept in treasury exceeds ten (10) percent of each class of SHARES outstanding, comprising all common and/or preferred SHARES that the COMPANY might acquire by means of the exercise of derivatives referenced in SHARES under the terms of paragraph 2 of Article 8 of CVM Instruction No. 567/15, except for reimbursed or forfeited shares. This 10% limit shall include:

(i) shares issued by the publicly listed COMPANY held by affiliated companies controlled by such publicly listed company; and

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(ii) shares issued by the publicly listed company corresponding to the economic exposure assumed in view of derivative or deferred settlement contracts, entered into by the company itself or by its subsidiary and affiliated companies. Accordingly:

•         the number of shares referenced in derivative instruments assigning economic exposure to the shares issued by the Company shall not be offset against the number of shares referenced in derivative instruments producing reverse economic effects; and

•         the shares referenced in derivative instruments shall be computed regardless of these contracts provide for financial settlement or settlement through delivery of shares.

3.1.10.  Trades that trades that cannot be carried out in any of the following exchanges: (i) BM&FBOVESPA - Bolsa de Valores, Mercadorias e Futuros (Brazil); (ii) NYSE - New York Stock Exchange (USA); and/or (iii) Bolsa de Comercio de Buenos Aires (Argentina), except for the exercise of SHARE purchase options to as provided in Article 168, Paragraph 3, of Law No. 6.404/76, which may be carried out as trades between private parties;

3.1.11.  Trades which operations have as their purpose SHARES not paid in or pertaining to the controlling shareholders.

3.2.  The prohibitions established in these RULES shall not apply to the acquisition of shares held as treasury stock through private trading regularly undertaken within the scope of a program for granting stock options or a program for compensation in shares.

4.      VIOLATION OF THE RULES

4.1.   Failure to comply with the present RULES shall: (i) render the COMPANY subject to the penalties provided in the law and regulations in force; and (ii) render the persons directly or indirectly involved in the trades covered by the present RULES and that caused such violation subject to the penalties that may be established by the Investor Relations Officer in consultation with the COMPANY‘s Disclosure and Trading Committee.

5.      VALIDITY OF THESE RULES

5.1.   These RULES shall be effective for indefinite term.